Christine M. Nassauer

Associate

+1.215.963.4660

christine.nassauer@morganlewis.com

December 28, 2018

FILED AS EDGAR CORRESPONDENCE

Alison White, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Ms. White:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 151, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 155, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Aperture New World Opportunities Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Aperture Investors, LLC (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

General Comment

1.	Comment. Please associate the Fund’s ticker symbol with its class identifier.

Response. The requested change has been made.

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Alison White, Esq.

December 28, 2018

Comments on the Prospectus

2.	Comment. Please confirm that the fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during its current fiscal year, or alternatively, add an “Acquired Fund Fees and Expenses” subcaption to the Fund’s “Annual Fund Operating Expenses” table and disclose in the subcaption the fees and expenses expected to be incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds during the current fiscal year.

Response. The fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during its current fiscal year.

3.	Comment. In the “Principal Investment Strategies” section:

a.	Please clarify in the third paragraph that the Fund may invest in emerging market equity securities.

Response. The requested change has been made.

b.	Please disclose with more specificity how the Adviser defines an emerging market country.

Response. The Trust respectfully declines to make the requested change because it believes that the current disclosure discloses how the Adviser defines an emerging market country with sufficient specificity and with specificity comparable to similarly-managed funds.

c.	Please clarify the phrase “risk-adjusted investment opportunities.”

Response. The requested change has been made.

4.	Comment. In the “Principal Risks” section:

a.	Please consider reordering the principal risks to list the most significant risks first.

Response. Although some risks may be more prominent than others, the Trust respectfully declines to make the requested change. The Trust is not aware of any requirement in Form N-1A that requires a fund’s principal risks to be set forth in any particular order. Moreover, the Trust believes the potential investor can locate the risks more easily when they are in alphabetical order.

Alison White, Esq.

December 28, 2018

b.	Please replace “Foreign Investment/Emerging Markets Risk” with “Emerging Markets/Foreign Investment Risk.”

Response. The requested change has been made.

5.	Comment. In the “More Information about the Fund’s Investment Objective and Strategies” section, please state, if applicable, that shareholders will be provided notice of a change in the Fund’s investment objective and specify the number of days’ notice that they will be provided before such change is effective.

Response. The Fund does not currently have a policy requiring shareholder notice of a change in the Fund’s investment objective. Nevertheless, the Fund expects that it would notify shareholders of a change in investment objective in the same manner in which it would notify shareholders of any material change.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4660.

Very truly yours,

/s/ Christine M. Nassauer
Christine M. Nassauer